UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                  Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 21, 2014, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at the CEMEX 2013 annual shareholder’s meeting that was held on March 20, 2014.

The following is a summarized English translation of the information that was provided to the Mexican Stock Exchange:

Summary of the resolutions adopted in the Ordinary General Shareholders Meeting held pursuant to article 181 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles):

FIRST:	The Chief Executive Officer Report on the Company’s operation during the 2013 fiscal year, the Reports of Financial Situation, the Income Statement, the Statement of Cash Flows and of Changes in Equity, individual and consolidated, for the 2013 fiscal year, with the complementary notes; the Board of Directors Report on operations and activities in which it was involved during the 2013 fiscal year; the Annual Report on the Audit and Corporate Practices Committees’ activities; the Report on the main information and accounting principles and policies followed in the preparation of the financial information, and the Report on the review of the Company’s tax situation, were all approved; every act and proceeding by the Chief Executive Officer, the Board of Directors and the Audit and Corporate Practices Committees was approved and confirmed.

SECOND:	The resolution on Allocation of Results for the year ended December 31, 2013 was approved in the following terms:

(amounts in constant million Mexican pesos as of December 31, 2013)

Accumulated retained earnings	70,523
Restitution of retained earning	35,667
2012 Capitalization of retained earnings	(5,991)
2013 Net Losses	(8,040)

Unallocated earnings	92,159
Share repurchase reserve	—

Retained earnings remainder:	92,159

THIRD:	An increase of CEMEX, S.A.B. de C.V.’s capital stock in its variable part by the amount of Ps3,898,635.96 through the issuance of up to 1,404,099,228 ordinary common registered shares without nominal value, of which up to 936,066,152 will be Series A , sub-series A15 and up to 468,033,076 will be Series B, sub-series B15, was approved.

The increase in capital stock will be paid with charge to Retained Earnings, effected at a theoretical value of Ps0.00277661 per share, plus a premium which will be determined by the Board of Directors so that the resulting value for each Cemex.CPO equals the weighted average of all Cemex.CPO transactions at the closing of operations of the Mexican Stock Exchange (Bolsa Mexicana de Valores) on April 23, 2014.

The amounts in the capital stock increase and the number of shares and CEMEX.CPOs to be issued could vary if convertible notes are converted before the delivery date of the new shares.

Current shareholders of the company will be awarded 1 (one) new Cemex.CPO for each 25 (twenty-five) Cemex.CPO that they hold; in case their holding is not represented in Cemex.CPO, they will be awarded 3 (three) new shares, 2 (two) Series A and 1 (one) Series B, for each 75 (seventy-five) shares currently outstanding. There will be no cash awarded in any case. Shareholders will exercise their right against coupon number 145 of the current outstanding shares.

FOURTH:	An increase of CEMEX, S.A.B. de C.V’s capital stock in its variable part by the amount of Ps1,074,548.07 through the issuance of up to 387,000,000 ordinary common registered shares without nominal value, of which up to 258,000,000 will be Series A, sub-series A16 and up to 129,000,000 will be Series B, sub-series B16, with the same characteristics and the same rights of the currently outstanding shares, was approved. Subscription of the shares that represent the increase in capital stock will be effected at a theoretical value of Ps0.00277661 per share, plus a premium, was approved.

These shares will be kept in treasury and will be destined to preserve the right of conversion of the holders of convertible notes already issued by the Company, pursuant to article 210 bis, fractions I and VI, of the Mexican Securities Law (Ley General de Títulos y Operaciones de Crédito). Of the shares that will be issued, up to 24,000,000 shares would back the conversion of Notes issued in Mexico and up to 363,000,000 shares the conversion of Notes offered on foreign markets.

The exercise of the preemptive right to which article 132 of the Mexican Corporate Law refers will not be applicable as the shares will be subscribed and paid through conversion of the Notes, pursuant to article 210 Bis of the Mexican Securities Law.

FIFTH:	It was approved that the shares representing the increases in capital stock will be represented by Cemex.CPO to be issued by Banco Nacional de México, S.A. as the Trustee in Trust No. 111033-9, which will refer to 2 (two) Series A ordinary shares and 1 (one) Series B ordinary share. For these effects, the shares representing the increase in capital stock will be issued on behalf of the aforementioned trust company.

SIXTH:	It was approved that the certificates representing the shares to be issued, whether temporary or permanent certificates, will have up to 12 coupons attached with the corresponding consecutive numeration, and may be signed by whichever two Directors, pursuant to the terms of the Company’s By-laws.

SEVENTH:	It was approved that the Board of Directors is authorized to determine the amount of the increase in capital stock through earnings capitalization; to formalize the increase in capital stock as the value of subscription is determined and the Notes are converted, and to agree on the terms and conditions that have not been agreed upon by the Meeting.

EIGHT:	It was approved that the President and Secretary of the Board of Directors, as well as Fernando González Olivieri, José Antonio González Flores and René Delgadillo Galván, are authorized so that anyone of them furnishes the notices and publications that are required to the effect by reason of the resolutions adopted by the Meeting; furthermore, they will be authorized to determine, update and formalize the conversion factor of the Notes pursuant to the corresponding Indenture and Mexican Securities Law; and they will be authorized to formalize in behalf of the Company the acts, agreements, contracts, declarations of intent and any legal act which is required in relation to the modification of the issuing trust of Cemex.CPO, with the issuance of the required Cemex.CPO and with the modification of the conversion factors of the Notes.

NINTH:	It was approved that 6,219,606 treasury shares be cancelled, of which 4,146,404 are Series A and 2,073,202 are Series “B”, this shares were not placed through public offering or issue of convertible notes as authorized by the extraordinary shareholders’ meeting of February 24, 2011, whereby the income variable capital will be affected by a decrease of Ps17,269.42.

TENTH:	It was approved that the Technical Committee of Trust No. 111033-9 shall be authorized to determine the number of Cemex.CPO to be issued in order to fulfill the resolutions adopted in this Meeting.

ELEVENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Board of Directors:

Lorenzo H. Zambrano Treviño	Non-Independent Director (Criteria: Relevant Corporate Officer)
Rogelio Zambrano Lozano	Non-Independent Director (Criteria: Third degree blood relative of the CEO)
Tomás Milmo Santos	Non-Independent Director (Criteria: Fourth degree blood relative of the CEO)
Armando J. García Segovia	Independent Director
Rodolfo García Muriel	Independent Director
Roberto Luis Zambrano Villarreal	Independent Director
Dionisio Garza Medina	Independent Director
José Manuel Rincón Gallardo Purón	Independent Director
Rafael Rangel Sostmann	Independent Director
Francisco Javier Fernández Carbajal	Independent Director

Based on the mentioned criteria and the reports from each of the proposed persons, it was confirmed that no Director marked as Independent falls under the scenarios mentioned in article 26 of the Mexican Stock Exchange Law ( Ley del Mercado de Valores ).

TWELFTH:	LORENZO H. ZAMBRANO TREVIÑO and RAMIRO GERARDO VILLARREAL MORALES were elected President and Secretary of the Board of Directors of CEMEX, S.A.B. DE C.V., the latter not being a Director.

THIRTEENTH:	It was approved that the Directors be exempted from posting bond.

FOURTEENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Audit Committee:

ROBERTO LUIS ZAMBRANO VILLARREAL JOSÉ MANUEL RINCÓN GALLARDO PURÓN RAFAEL RANGEL SOSTMANN

FIFTEENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Corporate Practices Committee:

DIONISIO GARZA MEDINA FRANCISCO JAVIER FERNÁNDEZ CARBAJAL RAFAEL RANGEL SOSTMANN

SIXTEENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Finance Committee:

ROGELIO ZAMBRANO LOZANO TOMÁS MILMO SANTOS RODOLFO GARCÍA MURIEL FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

SEVENTEENTH:	ROBERTO LUIS ZAMBRANO VILLARREAL, DIONISIO GARZA MEDINA and ROGELIO ZAMBRANO LOZANO were appointed Presidents of the Audit, Corporate Practices and Finance Committees respectively. The Secretary of the Board of Directors will act as Secretary of each of the Audit, Corporate Practices and Finance Committee without forming part of the aforementioned committees.

EIGHTEENTH:	It was approved that, as honoraria, for the following twelve month period each of the Directors will be awarded Ps180,000.00 for each meeting they attend, with charge to statements of operations, plus the equivalent of a Ps50.00 gold coin for each Meeting they attend, as well as awarding each of the members of the Audit, Corporate Practices and Finance Committees Ps75,000.00 for each committee meeting they attend.

NINETEENTH:	LORENZO H. ZAMBRANO TREVIÑO and RAMIRO GERARDO VILLARREAL MORALES were appointed so that jointly or separately they appear before the Public Notary of their choice to record the minute relating the present Meeting, formalize and comply, at the proper time, the adopted resolutions and manage their inscription in the corresponding Public Registry of Commerce, if necessary.

In addition, on March 20, 2014, CEMEX informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at CEMEX’s extraordinary shareholder’s meeting that was held on March 20, 2014.

The following is a summarized English translation of the information that was provided to the Mexican Stock Exchange:

Summary of the resolutions adopted in the Extraordinary General Shareholders Meeting held pursuant to article 181 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles):

FIRST:	It was approved to expand the Company’s corporate purpose and to modify article 2 (two) of the Company’s by-laws, as follows:

“ARTICLE 2. CORPORATE PURPOSE - The Company’s corporate purpose is:

A)    Participate in corporations and civil associations, civil organizations and in all other types of domestic and foreign companies, through subscription and/or purchase of their shares, stocks, assets and rights and otherwise dispose and enter into any type of acts or contracts regarding such shares, stocks, assets and rights.

B) The manufacture, sale, distribution, transportation, import, export and the industrial and commercial use of cement and, in general, any type of building materials.

C)     The production, distribution, import, export, supply, assembly, transport, hauling, pumping, consignment, purchase, storage, mediation, agency, operation, marketing and industrial and commercial use in general of cement, concrete, mortar, clay, limestone, gypsum, gravel, sand, iron ore, raw materials used in the manufacture of cement and, in general all kinds of building materials.

D)    The manufacture, sale, distribution, pumping, transportation, import, export, use and industrial and commercial utilization of aggregates, ready-mixed concrete, its additives and components and, in general, all types of pieces and prestressed concrete objects, preconcretes, tubes and construction materials, concrete blocks and precast concrete elements.

E)     The establishment of manufacturing plants of ready-mix concrete, cement and asphalt, with the aggregates production and crushing units, with its dosing and mixing units and hauling, placement and consolidation of its products.

F)     Be the holder of Exploration and Mining Concessions and/or Exploitation, in order to explore and/or exploit the minerals or substances subject to the Mining Law (Ley Minera) in full force and effect in accordance with the provisions of said law.

G) The rendering of handling, storage and custody of foreign goods services, either own or from third parties, with whom the company contract.

H) The private transportation of goods or related to their activities, as well as of persons related to them, without involving the provision of federal public transportation in all its forms.

I) The operation as a shipping company and performance of all activities related to its operation, and carrying out all the formalities with the competent authorities to obtain the proper permits.

J) The purchase, lease, charter and entering into any type of contract with foreign and Mexican vessels as well as the registration and obtaining of the Mexican flag to vessels that require it.

K) To act as consignee agent for vessels and perform all activities related to the operation as such.

L)     The manufacture, sale, distribution, lease, import, export, operation and overall development of all types of industrial and commercial equipment, machinery, tools, spare parts and parts, motor carriers and any articles or commercial items.

M) The operation of the various engineering branches in all its aspects either pure or applied, as well as projects and construction works.

N)    Entering into contracts for construction, design, engineering, and supply of technical and professional services, the development of architectural projects, installation of technical and mechanical infrastructure, and any other applications necessary, convenient or conducive to the development of its corporate purpose, including participating in competitions, public or private bids or offers either national or international.

O)    Acquire, sell, manage, lease or receive in lease or sublease, give or receive on loan, exchange, encumber in any way, exploit, affect or be a trustee in trust and, in general, enter into any legal act that involves the acquisition, transfer or guaranteeing the rights of ownership or possession of all real or personal types of property, as deemed necessary or convenient for the development and prosperity of the company, or to directly or indirectly support the development or realization of the company’s corporate purpose.

P) Build, plan, design, decorate, manage and operate in any manner all kinds of buildings, factories, warehouses, houses and apartments on their own or through third parties.

Q)    Provide and receive any type of technical, administrative, sales, advertising, monitoring, technical assistance, consultation and advice services on industrial, tax, accounting, commercial, financial, and any other type of matters.

R)     Order, obtain, buy, lease, assign or otherwise acquire or dispose of trademarks, trade names, copyrights, patents, inventions and processes, know-how and, in general, intellectual and industrial property rights, as well as licenses over them.

S)     Enter into or agree on agency operations, mediation, technical assistance, professional services, consulting, distribution, supply, leasing and factoring, brokerage and generally all kinds of contracts or agreements involving services to or for third parties, including the use of human and material resources, as a result of the obligations or duties incurred by virtue of entering into the contracts in this subparagraph.

T) Give or take money on loan, secured or unsecured, including the issuance of debt securities in public or private sale and that represent loans with the investing public.

U)    Issue, draw, sign, accept, endorse, guarantee and enter into any type of commercial or legal transaction, regarding negotiable instruments, with national or foreign credit institutions, as well as agents and securities intermediaries, in investment companies and auxiliary credit organizations and in any organization, corporation or association, any and all types of transactions necessary or convenient for the fulfillment of its corporate purpose, including entering into repurchases, loans, trusts, mandates, agencies or any contract or agreement either for the purpose of investing its resources, to obtain financing, or where appropriate, to affect, transmit or to pledge the negotiable instruments referred to in this subparagraph.

V) To execute avales, bonds and, in general, guarantee, including with pledges and mortgages, obligations incurred on behalf of third parties, with or without consideration.

W)   In general, enter into or execute any and all acts, operations and civil, commercial or any other type of contracts, which are beneficial, accessory, necessary or convenient for the effective achievement of its corporate purpose.”

SECOND:	The President of the Board of the Directors and the Secretary of the Board of Directors were appointed so that jointly or separately they appear before the Public Notary of their choice to formalize the amendment of the Company’s by-laws and the Company’s restated by-laws and, at the proper time, manage their inscription in the corresponding Public Registry of Commerce, if necessary.

THIRD:	LORENZO H. ZAMBRANO TREVIÑO and RAMIRO GERARDO VILLARREAL MORALES were appointed so that jointly or separately they appear before the Public Notary of their choice to record the minute relating the present Meeting, formalize and comply, at the proper time, the adopted resolutions and manage their inscription in the corresponding Public Registry of Commerce, if necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 21, 2014	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller